September 20, 2024

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C (updated to make minor corrections, to update the descriptions of the business activities of affiliates, and to add affiliated entities that were recently created)
- Exhibit C-11 and C-12 (certificate of formation and limited liability company agreement of MEMX Labs LLC)
- Exhibit C-13 and C-14 (certificate of formation and limited liability company agreement of MX2 LLC)
- Exhibit J (updated to note changes to the Directors of MEMX LLC and members of committees of MEMX LLC).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit J to MEMX's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 9/20/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 525 Washington Blvd., Suite 300, Jersey City, NJ 07310

24003421

3. Provide the applicant's mailing address (if different): 382 NE 191st Street, Suite 92178, Miami, FL 33179
4. Provide the applicant's business telephone and facsimile number: 833-415-6300 (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Jonathan Kellner (Name) Chief Executive Officer (Title) 551-370-1001 (Telephone Number)
6. Provide the name and address of counsel for the applicant: Anders Franzon, MEMX LLC, 382 NE 191st Street, Suite 92178, Miami, FL 33179
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 9/20/24 (MM/DD/YY) MEMX LLC (Name of applicant)

By: [signature] (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 20 day of September 2024 (Month) (Year) by Lauren Strathman (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires: 12/01/2027

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MEMX LLC
Date of Filing/Accurate as of: September 20, 2024

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>MEMX Holdings LLC</u>

1. *Name:* MEMX Holdings LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: September 20, 2024

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC), 100% of the equity of MX2 LLC, 100% of the equity of MEMX Technologies LLC, 100% of the equity of MEMX Digital Assets LLC, and 100% of the equity of MEMX Labs LLC. MEMX Holdings LLC is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	Director Name	Alternate Director Name
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen

Citadel Securities Principal Investments LLC	Matt Culek	Donnie Phillips
Citicorp North America, Inc.	Michael Masone	Siris Singh
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
FMR LLC	Derrick Chan	Chris Gwozdz
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Kevin Maslowe
Jane Street Group, LLC	Brian Nigito	Andrew Upward
JPMC Strategic Investments I Corporation	Christopher Berthe	Matthew Cramer
Optiver PSI B1 LLC	Rutger Brinkhuis	Liam Smith
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Douglas Cifu	Andrew Smith
Wells Fargo Central Pacific Holdings, Inc.	Inessa Even	Niall O’Brien

Observers of MEMX Holdings LLC

Not applicable

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Information Officer	Dominick Paniscotti	4/4/2024	
Chief Operating Officer	Quito Zuba	4/4/2024	

MEMX LLC
Date of Filing/Accurate as of: September 20, 2024

Chief Technology Officer	Dominick Paniscotti	6/3/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Chief People Officer	Kerry Katz	11/14/2022	

The following persons have served as officers of MEMX Holdings LLC during the previous year but no longer serve as officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Operating Officer	Thomas Fay	6/3/2019	4/3/2024

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following Directors are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Matthew Cramer

(2) Technology and Operations Committee of MEMX Holdings LLC

The following Directors are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Liam Smith

(3) Compensation Committee of MEMX Holdings LLC

The following Directors are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Matt Culek
Brian Nigito
Zheng Wang

MEMX LLC
Date of Filing/Accurate as of: September 20, 2024

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following Directors are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Inessa Even
Liam Smith
Andrew Upward

(5) Equities Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Equities Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Gregg Berman
Christopher Berthe
Derrick Chan
Jessica D'Alton
Alex Gorodetsky
Chris Gwozdz
Peter Haas
Christopher Larkin
Todd Lopez
Raj Mahajan
Michael Masone
Joe Mecane
Brian Nigito
Niall O'Brien
Pankil Patel
Sapna Patel
Siris Singh
Andrew Smith
Jeffrey Starr
Igor Tsirlin
Andrew Upward

(6) Options Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Options Market Structure Committee of MEMX Holdings LLC:

Liam Smith, Chair
Steve Crutchfield

Shawn Cruz
Brendan Culligan
Andrew Curto
Chris Gwozdz
Paul Jiganti
Troy Kane
Ovi Montemayor
Nate Pomeroy
Sanjiv Prasad
Andrew Smith

(7) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Matt Culek
Christopher Larkin
Brian Nigito
Donnie Phillips
Andrew Smith
Andrew Upward
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC. MEMX SubCo LLC is a wholly-owned subsidiary

of MEMX Holdings LLC, which directly holds 99.50% of the equity of MEMX LLC. MEMX SubCo LLC is an intermediate holding company that does not have any operations or provide any services.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the First Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC provides technology and other related services to third parties. MEMX Technologies provides such technology and services to third parties on a contractual basis. Services included may include development services, infrastructure services, operational support and other functions. Depending on the scope of the contractual agreement, MEMX Technologies may be in possession of the Confidential Trading Information of other customers, including other customers regulated by the Securities and Exchange Commission. MEMX Technologies has implemented policies and procedures to ensure that such Confidential Trading Information is not available to personnel other than those providing services to third parties on behalf of MEMX Technologies and further

that such Confidential Trading Information is handled appropriately by those who do have access to such information.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the First Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

The following persons are the directors of MEMX Execution Services LLC:

Jonathan Kellner
Lauren Strathman
Quito Zuba

The following persons are the officers of MEMX Execution Services LLC:

Jonathan Kellner (Chief Executive Officer)
Lauren Strathman (Chief Compliance Officer)
Anders Franzon (General Counsel and Secretary)
Megan Sauerwine (Controller and FINOP)
Louise Curbishley (Chief Financial Officer)
Quito Zuba (Head of Market Operations)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Exempted Limited Liability Company (LLC)

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-9 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-10 is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

Officers of MEMX Digital Assets LLC

The following persons are the officers of MEMX Digital Assets LLC:

Jonathan Kellner (Chief Executive Officer)
Louise Curbishley (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Labs LLC

1. *Name*: MEMX Labs LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023

4. *Brief description of nature and extent of affiliation:* MEMX Labs LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Labs LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Labs LLC or developed by MX2 LLC, MEMX LLC, MEMX Technologies LLC, or MEMX Holdings LLC (or any affiliate thereof) and assigned to MEMX Labs LLC). Such intellectual property relates to and may be used in the business and operations of MX2 LLC, MEMX LLC, MEMX Technologies LLC and/or MEMX Holdings LLC. MEMX Labs LLC will license such intellectual property to MX2 LLC, MEMX LLC, MEMX Technologies LLC, and MEMX Holdings LLC as applicable. MEMX Technologies LLC may further license such intellectual property to third party clients.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-11 is the Certificate of Formation of MEMX Labs LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-12 is the Limited Liability Company Agreement of MEMX Labs LLC dated September 17, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Labs LLC's sole member and managing member is MEMX Holdings LLC.

Officers of MEMX Labs LLC

The following persons are the officers of MEMX Labs LLC:

Jonathan Kellner (Chief Executive Officer)
Louise Curbishley (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MX2 LLC

1. *Name:* MX2 LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

MEMX LLC
Date of Filing/Accurate as of: September 20, 2024

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023.

4. *Brief description of nature and extent of affiliation*: MX2 LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MX2 LLC is an entity formed for the purpose of operating a national securities exchange registered with the Commission. MX2 LLC has not yet sought or obtained Commission approval to operate in such manner.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-13 is the Certificate of Formation of MX2 LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-14 is the Limited Liability Company Agreement of MX2 LLC dated June 1, 2023.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MX2 LLC's sole member and manager is MEMX Holdings LLC.

Directors of MX2 LLC

MX2 LLC has not yet appointed any directors but will do so if it obtains SEC approval to register as a national securities exchange. The following persons are the anticipated directors of MX2 LLC:

Erica Attonito
Matthew Brennan
Jennifer Hadiaris
Barry Hochhauser
Jonathan Kellner
Deana Korby
Faris Matalka
Montes Piard
Hal Scott
Amy Wong

Observers of MEMX LLC
Not applicable

Officers of MEMX LLC

MX2 LLC has not yet appointed any officers but will do so if it obtains SEC approval to register as a national securities exchange. The following persons are the anticipated officers of MX2 LLC:

Committees of MX2 LLC

MX2 LLC anticipates that it will establish the Exchange Board committees listed below, each of which shall be comprised of at least three members.

(1) Appeals Committee of MX2 LLC

Jennifer Hadiaris
Barry Hochhauser
Deana Korby

(2) Nominating Committee of MX2 LLC

Dan Weingarten
Diana Didia
Kenneth Grossfield

(3) Member Nominating Committee of MX2 LLC

Lauren Arbid
Brian Suth
TBD

(4) Regulatory Oversight Committee of MX2 LLC

Hal Scott
Montes Piard
Amy Wong

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "MEMX LABS LLC", FILED IN THIS OFFICE ON THE FIRST DAY OF JUNE, A.D. 2023, AT 9:05 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7491888 8100
SR# 20232601325

Authentication: 203458485
Date: 06-01-23

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF
MEMX LABS LLC

The undersigned hereby executes this Certificate of Formation of MEMX Labs LLC (the "Company"), for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

First: The name of the Company is MEMX Labs LLC.

Second: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware 19801 (New Castle County). The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be duly executed as of the 1st day of June, 2023.

MEMX HOLDINGS LLC
as Sole Member

By: /s/ Anders Franzon
Name: Anders Franzon
Title: Secretary

LIMITED LIABILITY COMPANY AGREEMENT OF MEMX LABS LLC

This Limited Liability Company Agreement (as may be amended, restated or supplemented from time to time, the "Agreement") of MEMX Labs LLC, a Delaware limited liability company (the "Company"), is made and entered into as of September 17, 2024 (the "Effective Date"), by MEMX Holdings LLC, a Delaware limited liability company ("Holdco"), as the sole member of the Company.

RECITALS

WHEREAS, on the date hereof, Holdco formed the Company as a Delaware limited liability company by filing a Certificate of Formation for the Company (as may be amended, restated or supplemented from time to time, the "Certificate of Formation") with the Secretary of State of the State of Delaware.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article I
Defined Terms

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"Act" means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. The term "Affiliated" shall have a correlative meaning.

"Applicable Law" means, with respect to any Person, any and all (a) federal, territorial, state, local and foreign laws, ordinances, or regulations, (b) codes, standards, rules, requirements, orders and criteria issued under any federal, territorial, state, local or foreign laws, ordinances or regulations, (c) rules of an SRO (including the rules of any national securities exchange or foreign equivalent) and (d) any and all judgments, orders, writs, directives, authorizations, rulings, decisions, injunctions, decrees, assessments, settlement agreements, or awards of any governmental, judicial, legislative, executive, administrative or regulatory authority of the United States of America, or of any state, local, foreign, or multinational government, or any government of any possession or territory of the United States of America, or any subdivision, agency, commission, office or authority of any of the foregoing, in the case of each of the foregoing clauses (a)-(d), applicable to such Person or its business or properties.

"Bankruptcy" shall have the meaning ascribed thereto in Section 18-304 of the Act.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, 11 U.S.C. Section 101 et seq., as amended and in effect from time to time, and any successor statute.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Control" means (a) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"Distribution" means any dividend or distribution made by the Company to a Member, whether in cash, property or equity securities (including as a result of a stock split or split-up) and whether an operating distribution, liquidating distribution, redemption, repurchase (subject to the proviso below) or otherwise.

"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any supra-national, governmental, federal, state, provincial, local governmental or municipal entity or authority and any SRO or other self-regulatory or quasi-governmental organization exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government (including, in each case, any branch, department or official thereof).

"Managing Member" means the manager of the Company as appointed in or pursuant to Section 6.6.

"Members" means, as of the Effective Date, Holdco, and where applicable following the Effective Date, any other Person that may become a member of the Company in accordance with the provisions of this Agreement, but does not include any Person who has ceased to be a member of the Company in accordance with this Agreement or for any other reason.

"Order" means any judgment, writ, decree, injunction, order, stipulation, compliance agreement or settlement agreement issued or imposed by, or entered into with, a Governmental Authority.

"Percentage Interest" means, with respect to a Member, the ratio of the number of Units held by such Member to the total of all then issued and outstanding Units, expressed as a percentage.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity.

"Property" means all real and personal property contributed to or acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

"Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute.

"SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

"Subsidiary" means, in respect of any Person (the "parent"), any other Person which is Controlled by such parent.

"Transfer" means, (a) when used as a verb, to sell, transfer, assign, encumber, pledge, hypothecate, grant any right, option, profit participation or other interest in, or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (b) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance, pledge, hypothecation, grant of any right, option, profit participation or other interest, or other disposition by operation of law or otherwise. The term "Transferee" shall have a correlative meaning.

"Units" means the limited liability company interests issued by the Company to the Members and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, profits and losses of the Company.

1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below.

Term	Section
Additional Units	5.2
Agreement	preamble
CEO	6.7(b)
Certificate of Formation	recitals
Company	preamble
Covered Person	7.1(a)
Effective Date	preamble
Fiscal Year	11.2
Holdco	preamble
Losses	7.2(a)
Officers	6.7(a)
Regulator	10.3(b)

1.3 Rules of Construction. The definitions in this Article I shall apply equally to both the singular and plural forms of the terms defined. Unless the context requires otherwise, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement unless the context requires otherwise. All Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein, and the words "hereof," "herein" and "hereunder" and words of similar import shall refer to this Agreement as a whole, including all Schedules, and not to any particular provision of this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." References to a Person are also to its permitted successors and permitted assigns. Except as otherwise expressly provided herein, any agreement, instrument or statute referred to herein means such agreement, instrument or statute as it may be amended, modified, supplemented or restated from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references.

1.4 Effectiveness. This Agreement shall take effect from the Effective Date and shall continue until terminated.

Article II
Organization

2.1 Agreement; Inconsistencies with Applicable Law.

(a) From and after the Effective Date, this Agreement constitutes the "limited liability company agreement" of the Company within the meaning of the Act.

(b) This Agreement shall govern the relationship of the Company and the Members. In the event of any conflict between the terms of this Agreement and the Act, the terms of this Agreement shall govern to the greatest extent permitted by Applicable Law. If any provision of this Agreement is prohibited or ineffective under Applicable Law, this Agreement shall be considered amended to the smallest degree possible in order to make such provision effective under Applicable Law.

2.2 Name. The name of the Company shall be MEMX Labs LLC. However, the business of the Company may be conducted, upon compliance with all Applicable Laws, under any other name selected by the Managing Member from time to time.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered office named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Managing Member may designate from time to time in the manner provided by Applicable Law. The registered agent of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Managing Member may designate from time to time in the manner provided by the Act and Applicable Law. The principal office of the Company as of the Effective Date is at 525 Washington Blvd., Suite 300, Jersey City, NJ 07310 (and shall thereafter be at such principal office as determined by the Managing Member from time to time) and the Company shall maintain there the records required to be maintained under Section 18-305 of the Act. In addition, the Company may maintain such other offices as the Managing Member may deem advisable at any other place or places within or without the State of Delaware.

2.4 Intent. The Company shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code.

2.5 Interest of Members; Property of Company. Units held by a Member shall be personal property of said Member for all purposes. All Property owned by the Company shall be deemed Property of the Company that is owned by the Company as an entity, and no Member shall own such Property in an individual capacity. No Member shall be entitled to interest on or with respect to any capital contribution. Except as provided in this Agreement, no Member shall be entitled to withdraw any part of such Member's capital contribution or to receive Distributions from the Company.

Article III
Purpose; Powers

3.1 Purpose. Subject to the provisions of this Agreement, the object and purpose of, and the nature of the business to be conducted and promoted by, the Company shall be to carry on any lawful business or activity and to have and exercise all of the powers, rights and privileges which a limited liability company organized pursuant to the Act may have and exercise, in each case as approved by the Managing Member.

3.2 Powers of the Company. The Company shall possess the power to do anything not prohibited by the Act, by other Applicable Law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in this Article III, (b) to make, perform and enter into any contract, commitment, activity or agreement relating to the matters referred to in clause (a), (c) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account, (d) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company, (e) to borrow funds, issue evidence of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company, (f) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons as necessary or appropriate to carry out the business and affairs of the Company, and to pay fees, expenses, salaries, wages and other compensation to such Persons, (g) to bring, defend and compromise actions, in its own name, at law or in equity and (h) to take all actions and do all things necessary or advisable or incidental to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

Article IV
The Units

4.1 Units; Additional Classes of Units.

(a) (i) The Company's equity interests shall be represented by Units. Units shall have all obligations, rights, and privileges as are specifically provided in this Agreement; provided, however, that Units shall not have any voting rights under this Agreement or the Act. The Company is authorized to issue 1,000 Units plus any additional Units the issuance of which is authorized by the Managing Member.

(ii) The number of Units held by, and Percentage Interest of, each Member, is set forth on Schedule 1, as amended from time to time in accordance with this Agreement.

(b) The Managing Member may authorize additional classes of Units which shall have such obligations, rights, and privileges as the Managing Member may determine, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to such class or classes of Units, subject, in each case, to the provisions of this Agreement. The Members hereby agree that if an additional class of Units is authorized by the Managing Member pursuant to this Section 4.1(b), the Members shall in good faith agree upon appropriate amendments to this Agreement to provide for such class of Units.

Article V
Contributions of Members

5.1 Capital Contributions. A Member may make capital contributions to the Company at such times, in such manner and in such amounts as such Member may elect. The value assigned to any capital contribution shall be equal to the amount of cash and, if applicable, the fair market value of all other assets, services and/or properties contributed by the applicable Member.

5.2 Additional Units. If a Member makes a capital contribution to the Company as set forth in Section 5.1, the Managing Member shall determine whether such Member shall receive any Units (the "Additional Units") as a result of such capital contribution. If the Managing Member determines to issue Additional Units to a Member as set forth in the previous sentence, the Managing Member shall determine the number of Additional Units that shall be so issued to such Member and shall promptly issue such Additional Units to such Member. The respective Percentage Interests of each Member shall be adjusted to account for such issuance of Additional Units. Promptly following the date of such issuance, the Managing Member shall amend Schedule 1 to amend the number of Units held by each Member and the new Percentage Interest held by each Member.

Article VI
Members; Governance

6.1 Limited Liability.

(a) To the maximum extent permitted by the Act and under other Applicable Law, no Member or its Affiliates shall be personally liable for any debt, obligation, or liability of the Company or any of its Subsidiaries or other Members by reason of being a Member, regardless of whether that liability or obligation arises in contract, tort or otherwise. No Member or its Affiliates shall have any responsibility to restore any negative balance in its capital account, if any, or to contribute to or in respect of the liabilities or obligations of the Company or of any of its Subsidiaries or return Distributions made by the Company not in error (or in accordance with the provisions of this Agreement, including Section 8.1).

(b) To the maximum extent permitted by the Act and under other Applicable Law, no Member shall have any fiduciary or other duty to another Member or its respective Affiliates, the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

6.2 Admission of New Members. A Person may be admitted as a new Member as follows:

(a) pursuant to a Transfer permitted by Article XII; or

(b) as determined by the Managing Member.

6.3 Record of Members. The Managing Member shall be responsible for maintaining, at the Company's principal place of business, an up-to-date list of all Members, which shall reflect the name of each Member and the number of Units and the Percentage Interest then held by such Member.

6.4 Cessation of Status as Member. No Member shall have the right or power to resign, withdraw or retire from the Company except in compliance with the provisions of this Agreement. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in Section 18-304 of the Act. As soon as any Person who is a Member ceases to own or hold any Units, such Person shall no longer be a Member.

6.5 Limitations on Member Authority.

(a) Members in their capacity as such shall not have meetings or voting rights with respect to any matter whatsoever. The management of the Company shall be vested in the Managing Member and the duly authorized officers of the Company as set forth herein. For the avoidance of doubt, Members shall be specifically denied any and all voting and management rights under this Agreement and the Act (provided, for the sake of clarity, that a Member that is the Managing Member shall have all the management and other rights granted to the Managing Member under this Agreement).

(b) None of the Units shall confer any rights on any Member (in its capacity as such) to participate in the control and management of the business of the Company or any Subsidiary of the Company. No Member (in its capacity as such) shall have any power or authority to bind, to act or purport to act on behalf of the Company or any Subsidiary of the Company in any manner or to pledge the Company's credit or to render the Company liable for any purpose (provided, for the sake of clarity, that a Member that is the Managing Member shall have all such power and authority in its capacity as the Managing Member).

6.6 Managing Member.

(a) The management of the Company shall be vested in the Managing Member. Holdco shall be the Managing Member as of the Effective Date.

(b) The Managing Member acting in its capacity as such shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a limited liability company under the laws of the State of Delaware. The Managing Member has the power and authority to bind the Company, act or purport to act on behalf of the Company in any manner, to pledge its credit and to render it liable for any purpose. The Managing Member may take action by written consent. Persons dealing with the Company shall be entitled to rely conclusively on the power and authority of the Managing Member.

(c) The Company may reimburse the Managing Member for all reasonable, actually incurred out-of-pocket costs and expenses incurred by it on behalf of the Company.

(d) If at any time Holdco ceases to be the Managing Member for any reason, Holdco shall appoint a new Managing Member.

(e) To the maximum extent permitted by the Act and under other Applicable Law, the Managing Member shall not have any fiduciary or other duty to another Member or its respective Affiliates, the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

(f) The Managing Member shall not be liable, responsible or accountable in damages or otherwise to the Company or any of the Members for any acts performed or omitted within the scope of his, her or its authority other than acts or omissions that involve bad faith, fraud or willful misconduct.

6.7 Officers.

(a) The Managing Member shall appoint such officers of the Company ("Officers") and agents of the Company as the Managing Member shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as (i) required by Applicable Law, and (ii) the Managing Member shall from time to time determine, as applicable.

(b) Subject to the Managing Member's oversight, the Chief Executive Officer of the Company (the "CEO") shall be an Officer and shall be responsible for the day-to-day management of the business of the Company with respect to such duties and rights as are delegated to the CEO by the Managing Member, and the CEO shall see that all orders and resolutions of the Managing Member are carried into effect. Jonathan Kellner is the CEO as of the Effective Date.

(c) The Officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by the Managing Member not inconsistent with this Agreement and Applicable Law are agents of the Company for the purpose of the Company's business, and the actions of the Officers of the Company taken in accordance with such powers shall bind the Company.

(d) Except to the extent otherwise provided herein, each Officer of the Company shall have a fiduciary duty of loyalty and care similar to that of officers of business corporations organized under the General Corporation Law of the State of Delaware.

(e) Any Person dealing with the Company may rely upon a certificate signed by an Officer of the Company designated by the Managing Member, as to the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

Article VII
Exculpation and Indemnification

7.1 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "Covered Person" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, employee, agent or representative of each Member, (iii) each Controlling Affiliate of each Person listed in clauses (i) and (ii) and each officer, director, shareholder, partner, member, employee, agent or representative of each such Controlling Affiliate, and (iv) each manager, director, officer, employee, agent or representative of the Company or any Subsidiary of the Company in their capacity as such. **[MEMX: as revised, this tracks more closely and reflects the intention of the indemnification provisions of the Seventh A&R MEMX Holdings LLC Agreement.]**

(b) Standard of Care. No Covered Person shall be liable to the Company, any Subsidiary of the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, bad faith or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, net income or net losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another manager; (ii) one or more officers or employees of the Company or any Subsidiary of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or any Subsidiary of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company or any Subsidiary of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

7.2 Indemnification.

(a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of any of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, Controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary; provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable Order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, Order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) Reimbursement. The Company shall advance the reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.2; provided, that an advancement shall only be made upon delivery to the Company of an undertaking by or on behalf of the Covered Person to repay all amounts so advanced if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.2, and in such case, such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) Entitlement to Indemnity. The indemnification provided by this Section 7.2 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such

Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managing Member may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 7.2 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity by the Company.

(f) Savings Clause. If this Section 7.2 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 7.2 to the fullest extent permitted by any applicable portion of this Section 7.2 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) Amendment. The provisions of this Section 7.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 7.2 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 7.2 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

7.3 Survival. The provisions of this Article VII shall survive the dissolution, liquidation, winding up and termination of the Company.

Article VIII
Distributions

8.1 Current Distributions. The Company shall distribute cash or property to the Members in such amounts, at such times and as of such record dates as the Managing Member shall determine, unless the Distribution is a liquidating distribution, which shall be made in the manner set out in Section 13.3.

8.2 Limitations. The Company shall not make a Distribution to any Member on account of its interest in the Company if, and to the extent, such Distribution would violate Section 18-607(a) or Section 18-804(a) of the Act or other Applicable Law.

Article IX
Tax Treatment of the Company

9.1 Tax Characterization of the Company. So long as there is only one Member of the Company, the Company shall be treated as a "disregarded entity" for applicable federal, state and local income tax purposes ("Tax Purposes"), and the Company shall not elect to be treated as an association taxable as a corporation. Consequently, all items of income, gain, deduction, loss and credit for Tax Purposes shall be considered to be earned or incurred, as the case may be, directly by the sole Member, and all of the assets and liabilities of the Company shall, solely for Tax Purposes, be considered to be assets and liabilities of the sole Member. If an additional Member is ever admitted to the Company, the Member shall amend this Agreement appropriately to reflect the Company's status as a partnership for Tax Purposes.

Article X
Books, Records and Accounting

10.1 Books of Account. The Managing Member shall cause to be entered in appropriate books, kept at the Company's principal place of business, all transactions of or relating to the Company and its Subsidiaries. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Managing Member.

10.2 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Managing Member may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Managing Member shall determine.

10.3 Inspection Rights; Regulatory Access and Supervision.

(a) Each Member shall have access to and the right, at its sole cost and expense, to inspect and copy the Company's books and records and to inspect the Company's facilities during normal business hours.

(b) The Company shall, and shall cause its Subsidiaries to, provide any Governmental Authority having regulatory examination authority over (i) a Member, (ii) any of the members, shareholders or partners of any Member or (iii) any Affiliate of any Person listed in clauses (i) and (ii) (any such Governmental Authority, a "Regulator"), reasonable access to (and copies as requested of) the Company's or its Subsidiaries' records, accounts, files, programs or systems.

(c) Each Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in connection with the inspections pursuant to this Section 10.3 relating to such Member; provided, that the Company shall be responsible for any out-of-pocket costs and expenses incurred in connection with an inspection by a Regulator if such inspection was a direct result of an action or failure to act by the Company or any Subsidiary of the Company.

10.4 Operating Expenses. The Company shall pay all current expenses, including administrative expenses and fees, before any Distributions may be made to the Members. Appropriate reserves may be determined and charged to the Members (in accordance with generally accepted accounting principles) for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Managing Member.

Article XI
Tax Matters

11.1 Tax Returns and Reports. The Managing Member shall be responsible for timely filing or causing to be filed all tax returns and reports of the Company and its Subsidiaries.

11.2 Fiscal Year. The Company's "Fiscal Year" shall be January 1 to December 31.

Article XII
Transfer Restrictions

12.1 Restriction on Transfers. Each Member may Transfer any and all of such Member's Units at any time to any Person; provided that such Member shall obtain written consent of the Managing Member to such Transfer prior to the consummation of such Transfer. Notwithstanding the foregoing, a Member may not Transfer any Units to the extent such Transfer would result in (a) a violation of the Securities Act or any other Applicable Law, (b) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, or (c) the Company being required to register as an investment adviser under state or federal securities laws.

12.2 Amendment of Schedules. In the event of any Transfer of Units in accordance with this Article XII, the Managing Member shall amend Schedules 1, 2 and 3 to appropriately reflect such Transfer.

Article XIII
Term and Dissolution

13.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved pursuant to Section 13.2.

13.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of:

(i) the election to dissolve the Company made by the Managing Member;

(ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act;

(iii) the withdrawal, expulsion, Bankruptcy, or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the Act; and

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Managing Member. In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets.

13.3 Application and Distribution of Assets. Upon windup of the Company, the Company shall distribute its assets as follows: (a) first, to creditors of the Company, including Members who are creditors, to the extent permitted by Applicable Law, whether by payment or the making of reasonable provision for the payment thereof, and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof, (b) second, to the Members and former Members in satisfaction of liabilities under the Act for distributions to such Members, and (c) third to the Members in accordance with their respective Percentage Interests.

13.4 Termination of the Company. The separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIII, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the Act.

Article XIV
General Provisions

14.1 Entire Agreement; Integration. This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

14.2 Amendments. The terms and provisions of this Agreement may be modified or amended at any time by the prior written consent of Holdco; provided, however that (a) any amendment to the Agreement that materially and adversely affects the material rights of any Member disproportionately to the other Members shall also require the prior written consent of such affected Member, which consent shall not be unreasonably withheld or delayed and (b) the Managing Member may amend Schedules 1, 2 and 3 from time to time so as to accurately reflect the information contained thereon upon (i) the admission of a new Member, (ii) the withdrawal of a Member, (iii) any change in the number or class of Units owned by a Member, (iv) any change in the address of a Member as the Company is notified by such Member, (v) any change in the address of the principal office of the Company, (vi) issuance of Additional Units and (vii) any change in a Percentage Interest of a Member.

14.3 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

14.4 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth in Schedule 2 and Schedule 3, as applicable, (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.4).

14.5 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

14.6 Governing Law; Waiver of Jury Trial.

(a) All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(b) **EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

14.7 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 14.4 shall be effective service of process for any suit, action or other proceeding brought in any such court.

14.8 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

14.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

14.10 Survival. The provisions of Sections 6.1, 6.6(c) (as it relates to any expenses incurred prior to the termination of this Agreement), 6.6(e), 6.6(f), 10.3, 10.4 and Article VII (as it relates to any actions taken prior to the termination of this Agreement), Article XIII and this Article XIV shall survive the termination of this Agreement for any reason, whether as a result of a merger, combination or otherwise, and shall remain an obligation of the Company or any successor entity regardless of any merger, combination or any other transaction taking place. All other rights and obligations of the Members shall cease upon the termination of this Agreement.

14.11 Assignment. This Agreement shall not be assigned or transferred by any party, in whole or in part, except in conjunction with any Transfer permitted pursuant to Article XII.

14.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

14.13 Third Party Beneficiaries. Except for the rights of Covered Persons pursuant to Article VII of this Agreement, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

14.14 Applicable Approvals. Each party shall, if applicable, give any notices to, make any filings or submissions with, and use its commercially reasonable efforts to obtain at the earliest practical date any authorizations, consents or approvals of, and/or expiration of applicable waiting periods imposed by, any Governmental Authorities which are necessary to consummate the transactions contemplated hereunder. Each party shall furnish to the other parties such necessary information and reasonable assistance and cooperation as such other parties may request in connection with the foregoing. The parties shall use commercially reasonable efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings or actions. The parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and use commercially reasonable efforts to comply promptly with any such inquiry or request.

14.15 Further Assurance. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the date first written above.

MEMX HOLDINGS LLC

DocuSigned by:
Jonathan Kellner
By:____________________________________
A28229926055420...
Name: Jonathan Kellner
Title: Chief Executive Officer

The undersigned, MEMX Labs LLC, hereby agrees to perform and abide by all the provisions of this Limited Liability Company Agreement to be performed by or which are applicable to it.

MEMX LABS LLC

by its Managing Member,
MEMX HOLDINGS LLC

DocuSigned by:
Jonathan Kellner
By:______________________________
A28229926055420...
Name: Jonathan Kellner
Title: Chief Executive Officer

US-DOCS\141864093.2

Schedule 1

Number of Units and Percentage Interests as of the Effective Date

Name of Member	Number of Units	Percentage Interest
MEMX Holdings LLC	1,000	100%
Total:	**1,000**	**100%**

Schedule 2

Addresses of Members for Notices

Member:

MEMX Holdings, LLC
382 NE 191st Street, Suite 92178
Miami, FL 33179
Attention: Jonathan Kellner
Email: jkellner@memx.com

Schedule 3

Principal Office of the Company

Notices to the Company should be provided to:

MEMX Labs LLC
382 NE 191st Street, Suite 92178
Miami, FL 33179
Attention: Jonathan Kellner
Email: jkellner@memx.com

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "MX2 LLC", FILED IN THIS OFFICE ON THE FIRST DAY OF JUNE, A.D. 2023, AT 8:55 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

7222663 8100
SR# 20232601321

Authentication: 203458465
Date: 06-01-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:55 AM 06/01/2023
FILED 08:55 AM 06/01/2023
SR 20232601321 - File Number 7222663

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF
MX2 LLC

The undersigned hereby executes this Certificate of Formation of MX2 LLC (the "Company"), for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

First: The name of the Company is MX2 LLC.

Second: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware 19801 (New Castle County). The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be duly executed as of the 1st day of June, 2023.

MEMX HOLDINGS LLC
as Sole Member

By: /s/ Anders Franzon
Name: Anders Franzon
Title: Secretary

LIMITED LIABILITY COMPANY AGREEMENT OF MX2 LLC

This Limited Liability Company Agreement (as may be amended, restated or supplemented from time to time, the "Agreement") of MX2 LLC, a Delaware limited liability company (the "Company"), is made and entered into as of September 17, 2024 (the "Effective Date") by MEMX Holdings LLC, a Delaware limited liability company ("Holdco"), as the sole member of the Company.

RECITALS

WHEREAS, on the date hereof, Holdco formed the Company as a Delaware limited liability company by filing a Certificate of Formation for the Company (as may be amended, restated or supplemented from time to time, the "Certificate of Formation") with the Secretary of State of the State of Delaware.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article I
Defined Terms

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"Act" means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. The term "Affiliated" shall have a correlative meaning.

"Applicable Law" means, with respect to any Person, any and all (a) federal, territorial, state, local and foreign laws, ordinances, or regulations, (b) codes, standards, rules, requirements, orders and criteria issued under any federal, territorial, state, local or foreign laws, ordinances or regulations, (c) rules of an SRO (including the rules of any national securities exchange or foreign equivalent) and (d) any and all judgments, orders, writs, directives, authorizations, rulings, decisions, injunctions, decrees, assessments, settlement agreements, or awards of any governmental, judicial, legislative, executive, administrative or regulatory authority of the United States of America, or of any state, local, foreign, or multinational government, or any government of any possession or territory of the United States of America, or any subdivision, agency, commission, office or authority of any of the foregoing, in the case of each of the foregoing clauses (a)-(d), applicable to such Person or its business or properties.

"Bankruptcy" shall have the meaning ascribed thereto in Section 18-304 of the Act.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, 11 U.S.C. Section 101 et seq., as amended and in effect from time to time, and any successor statute.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Control" means (a) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"Distribution" means any dividend or distribution made by the Company to a Member, whether in cash, property or equity securities (including as a result of a stock split or split-up) and whether an operating distribution, liquidating distribution, redemption, repurchase (subject to the proviso below) or otherwise.

"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any supra-national, governmental, federal, state, provincial, local governmental or municipal entity or authority and any SRO or other self-regulatory or quasi-governmental organization exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government (including, in each case, any branch, department or official thereof).

"Managing Member" means the manager of the Company as appointed in or pursuant to Section 6.6.

"Members" means, as of the Effective Date, Holdco, and where applicable following the Effective Date, any other Person that may become a member of the Company in accordance with the provisions of this Agreement, but does not include any Person who has ceased to be a member of the Company in accordance with this Agreement or for any other reason.

"Order" means any judgment, writ, decree, injunction, order, stipulation, compliance agreement or settlement agreement issued or imposed by, or entered into with, a Governmental Authority.

"Percentage Interest" means, with respect to a Member, the ratio of the number of Units held by such Member to the total of all then issued and outstanding Units, expressed as a percentage.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity.

"Property" means all real and personal property contributed to or acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

"SEC" means the U.S. Securities and Exchange Commission and any successor thereto.

"Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute.

"SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

"Subsidiary" means, in respect of any Person (the "parent"), any other Person which is Controlled by such parent.

"Transfer" means, (a) when used as a verb, to sell, transfer, assign, encumber, pledge, hypothecate, grant any right, option, profit participation or other interest in, or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (b) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance, pledge, hypothecation, grant of any right, option, profit participation or other interest, or other disposition by operation of law or otherwise. The term "Transferee" shall have a correlative meaning.

"Units" means the limited liability company interests issued by the Company to the Members and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, profits and losses of the Company.

1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below.

Term	Section
Additional Units	5.2
Agreement	preamble
CEO	6.7(b)
Certificate of Formation	recitals
Company	preamble
Covered Person	7.1(a)
Effective Date	preamble
Fiscal Year	11.2
Holdco	preamble
Losses	7.2(a)
Officers	6.7(a)
Regulator	10.3(b)

1.3 Rules of Construction. The definitions in this Article I shall apply equally to both the singular and plural forms of the terms defined. Unless the context requires otherwise, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement unless the context requires otherwise. All Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein, and the words "hereof," "herein" and "hereunder" and words of similar import shall refer to this Agreement as a whole, including all Schedules, and not to any particular provision of this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." References to a Person are also to its permitted successors and permitted assigns. Except as otherwise expressly provided herein, any agreement, instrument or statute referred to herein means such agreement, instrument or statute as it may be amended, modified, supplemented or restated from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references.

1.4 Effectiveness. This Agreement shall take effect from the Effective Date and shall continue until terminated.

Article II
Organization

2.1 Agreement; Inconsistencies with Applicable Law.

(a) From and after the Effective Date, this Agreement constitutes the "limited liability company agreement" of the Company within the meaning of the Act.

(b) This Agreement shall govern the relationship of the Company and the Members. In the event of any conflict between the terms of this Agreement and the Act, the terms of this Agreement shall govern to the greatest extent permitted by Applicable Law. If any provision of this Agreement is prohibited or ineffective under Applicable Law, this Agreement shall be considered amended to the smallest degree possible in order to make such provision effective under Applicable Law.

2.2 Name. The name of the Company shall be MX2 LLC. However, the business of the Company may be conducted, upon compliance with all Applicable Laws, under any other name selected by the Managing Member from time to time.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered office named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Managing Member may designate from time to time in the manner provided by Applicable Law. The registered agent of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Managing Member may designate from time to time in the manner provided by the Act and Applicable Law. The principal office of the Company as of the Effective Date is at 525 Washington Blvd., Suite 300, Jersey City, NJ 07310 (and shall thereafter be at such principal office as determined by the Managing Member from time to time) and the Company shall maintain there the records required to be maintained under Section 18-305 of the Act. In addition, the Company may maintain such other offices as the Managing Member may deem advisable at any other place or places within or without the State of Delaware.

2.4 Intent. The Company shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code.

2.5 Interest of Members; Property of Company. Units held by a Member shall be personal property of said Member for all purposes. All Property owned by the Company shall be deemed Property of the Company that is owned by the Company as an entity, and no Member shall own such Property in an individual capacity. No Member shall be entitled to interest on or with respect to any capital contribution. Except as provided in this Agreement, no Member shall be entitled to withdraw any part of such Member's capital contribution or to receive Distributions from the Company.

Article III
Purpose; Powers

3.1 Purpose. Subject to the provisions of this Agreement, the object and purpose of, and the nature of the business to be conducted and promoted by, the Company is limited to (a) operating a national securities exchange for the trading of securities, (b) providing any additional service or engaging in any other business or activity that, in each case, has been approved by the Managing Member and (c) any and all activities necessary or incidental to the foregoing, in each case so long as the Company may lawfully engage in such business or activity.

3.2 Powers of the Company. The Company shall possess the power to do anything not prohibited by the Act, by other Applicable Law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in this Article III, (b) to obtain and maintain the Company's registration as a national securities exchange with the SEC, (c) to make, perform and enter into any contract, commitment, activity or agreement relating to the matters referred to in clauses (a) and (b), (d) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account, (e) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company, (f) to borrow funds, issue evidence of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company, (g) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons as necessary or appropriate to carry out the business and affairs of the Company, and to pay fees, expenses, salaries, wages and other compensation to such Persons, (h) to bring, defend and compromise actions, in its own name, at law or in equity and (i) to take all actions and do all things necessary or advisable or incidental to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

Article IV
The Units

4.1 Units; Additional Classes of Units.

(a) (i) The Company's equity interests shall be represented by Units. Units shall have all obligations, rights, and privileges as are specifically provided in this Agreement; provided, however, that Units shall not have any voting rights under this Agreement or the Act. The Company is authorized to issue 1,000 Units plus any additional Units the issuance of which is authorized by the Managing Member.

(ii) The number of Units held by, and Percentage Interest of, each Member, is set forth on Schedule 1, as amended from time to time in accordance with this Agreement.

(b) The Managing Member may authorize additional classes of Units which shall have such obligations, rights, and privileges as the Managing Member may determine, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to such class or classes of Units, subject, in each case, to the provisions of this Agreement. The Members hereby agree that if an additional class of Units is authorized by the Managing Member pursuant to this Section 4.1(b), the Members shall in good faith agree upon appropriate amendments to this Agreement to provide for such class of Units.

Article V
Contributions of Members

5.1 Capital Contributions. A Member may make capital contributions to the Company at such times, in such manner and in such amounts as such Member may elect. The value assigned to any capital contribution shall be equal to the amount of cash and, if applicable, the fair market value of all other assets, services and/or properties contributed by the applicable Member.

5.2 Additional Units. If a Member makes a capital contribution to the Company as set forth in Section 5.1, the Managing Member shall determine whether such Member shall receive any Units (the "Additional Units") as a result of such capital contribution. If the Managing Member determines to issue Additional Units to a Member as set forth in the previous sentence, the Managing Member shall determine the number of Additional Units that shall be so issued to such Member and shall promptly issue such Additional Units to such Member. The respective Percentage Interests of each Member shall be adjusted to account for such issuance of Additional Units. Promptly following the date of such issuance, the Managing Member shall amend Schedule 1 to amend the number of Units held by each Member and the new Percentage Interest held by each Member.

Article VI
Members; Governance

6.1 Limited Liability.

(a) To the maximum extent permitted by the Act and under other Applicable Law, no Member or its Affiliates shall be personally liable for any debt, obligation, or liability of the Company or any of its Subsidiaries or other Members by reason of being a Member, regardless of whether that liability or obligation arises in contract, tort or otherwise. No Member or its Affiliates shall have any responsibility to restore any negative balance in its capital account, if any, or to contribute to or in respect of the liabilities or obligations of the Company or of any of its Subsidiaries or return Distributions made by the Company not in error (or in accordance with the provisions of this Agreement, including Section 8.1).

(b) To the maximum extent permitted by the Act and under other Applicable Law, no Member shall have any fiduciary or other duty to another Member or its respective Affiliates, the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

6.2 Admission of New Members. A Person may be admitted as a new Member as follows:

(a) pursuant to a Transfer permitted by Article XII; or

(b) as determined by the Managing Member.

6.3 Record of Members. The Managing Member shall be responsible for maintaining, at the Company's principal place of business, an up-to-date list of all Members, which shall reflect the name of each Member and the number of Units and the Percentage Interest then held by such Member.

6.4 Cessation of Status as Member. No Member shall have the right or power to resign, withdraw or retire from the Company except in compliance with the provisions of this Agreement. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in Section 18-304 of the Act. As soon as any Person who is a Member ceases to own or hold any Units, such Person shall no longer be a Member.

6.5 Limitations on Member Authority.

(a) Members in their capacity as such shall not have meetings or voting rights with respect to any matter whatsoever. The management of the Company shall be vested in the Managing Member and the duly authorized officers of the Company as set forth herein. For the avoidance of doubt, Members shall be specifically denied any and all voting and management rights under this Agreement and the Act (provided, for the sake of clarity, that a Member that is the Managing Member shall have all the management and other rights granted to the Managing Member under this Agreement).

(b) None of the Units shall confer any rights on any Member (in its capacity as such) to participate in the control and management of the business of the Company or any Subsidiary of the Company. No Member (in its capacity as such) shall have any power or authority to bind, to act or purport to act on behalf of the Company or any Subsidiary of the Company in any manner or to pledge the Company's credit or to render the Company liable for any purpose (provided, for the sake of clarity, that a Member that is the Managing Member shall have all such power and authority in its capacity as the Managing Member).

6.6 Managing Member.

(a) The management of the Company shall be vested in the Managing Member. Holdco shall be the Managing Member as of the Effective Date.

(b) The Managing Member acting in its capacity as such shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a limited liability company under the laws of the State of Delaware. The Managing Member has the power and authority to bind the Company, act or purport to act on behalf of the Company in any manner, to pledge its credit and to render it liable for any purpose. The Managing Member may take action by written consent. Persons dealing with the Company shall be entitled to rely conclusively on the power and authority of the Managing Member.

(c) The Company may reimburse the Managing Member for all reasonable, actually incurred out-of-pocket costs and expenses incurred by it on behalf of the Company.

(d) If at any time Holdco ceases to be the Managing Member for any reason, Holdco shall appoint a new Managing Member.

(e) To the maximum extent permitted by the Act and under other Applicable Law, the Managing Member shall not have any fiduciary or other duty to another Member or its respective Affiliates, the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

(f) The Managing Member shall not be liable, responsible or accountable in damages or otherwise to the Company or any of the Members for any acts performed or omitted within the scope of his, her or its authority other than acts or omissions that involve bad faith, fraud or willful misconduct.

6.7 Officers.

(a) The Managing Member shall appoint such officers of the Company ("Officers") and agents of the Company as the Managing Member shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as (i) required by Applicable Law, and (ii) the Managing Member shall from time to time determine, as applicable.

(b) Subject to the Managing Member's oversight, the Chief Executive Officer of the Company (the "CEO") shall be an Officer and shall be responsible for the day-to-day management of the business of the Company with respect to such duties and rights as are delegated to the CEO by the Managing Member, and the CEO shall see that all orders and resolutions of the Managing Member are carried into effect. Jonathan Kellner is the CEO as of the Effective Date.

(c) The Officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by the Managing Member not inconsistent with this Agreement and Applicable Law are agents of the Company for the purpose of the Company's business, and the actions of the Officers of the Company taken in accordance with such powers shall bind the Company.

(d) Except to the extent otherwise provided herein, each Officer of the Company shall have a fiduciary duty of loyalty and care similar to that of officers of business corporations organized under the General Corporation Law of the State of Delaware.

(e) Any Person dealing with the Company may rely upon a certificate signed by an Officer of the Company designated by the Managing Member, as to the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

Article VII
Exculpation and Indemnification

7.1 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "Covered Person" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, employee, agent or representative of each Member, (iii) each Controlling Affiliate of each Person listed in clauses (i) and (ii) and each officer, director, shareholder, partner, member, employee, agent or representative of each such Controlling Affiliate, and (iv) each manager, director, officer, employee, agent or representative of the Company or any Subsidiary of the Company in their capacity as such.

(b) Standard of Care. No Covered Person shall be liable to the Company, any Subsidiary of the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, bad faith or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, net income or net losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another manager; (ii) one or more Officers or employees of the Company or any Subsidiary of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or any Subsidiary of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company or any Subsidiary of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

7.2 Indemnification.

(a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of any of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, Controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary; provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable Order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, Order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) Reimbursement. The Company shall advance the reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.2; provided, that an advancement shall only be made upon delivery to the Company of an undertaking by or on behalf of the

Covered Person to repay all amounts so advanced if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.2, and in such case, such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) Entitlement to Indemnity. The indemnification provided by this Section 7.2 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managing Member may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 7.2 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity by the Company.

(f) Savings Clause. If this Section 7.2 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 7.2 to the fullest extent permitted by any applicable portion of this Section 7.2 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) Amendment. The provisions of this Section 7.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 7.2 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 7.2 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

7.3 Survival. The provisions of this Article VII shall survive the dissolution, liquidation, winding up and termination of the Company.

Article VIII
Distributions

8.1 Current Distributions. The Company shall distribute cash or property to the Members in such amounts, at such times and as of such record dates as the Managing Member shall determine, unless the Distribution is a liquidating distribution, which shall be made in the manner set out in Section 13.3.

8.2 Limitations. The Company shall not make a Distribution to any Member on account of its interest in the Company if, and to the extent, such Distribution would violate Section 18-607(a) or Section 18-804(a) of the Act or other Applicable Law.

Article IX
Tax Treatment of the Company

9.1 Disregarded Entity. As a limited liability company with a single owner, the Company intends to be treated as an entity disregarded from its owner for U.S. federal and applicable state income taxes. The Company will not make an election set forth in Treasury Regulations Section 301.7701-3(c) to be treated as other than a disregarded entity.

Article X
Books, Records and Accounting

10.1 Books of Account. The Managing Member shall cause to be entered in appropriate books kept at the Company's principal place of business all transactions of or relating to the Company and its Subsidiaries. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Managing Member.

10.2 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Managing Member may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Managing Member shall determine.

10.3 Inspection Rights; Regulatory Access and Supervision.

(a) Each Member shall have access to and the right, at its sole cost and expense, to inspect and copy the Company's books and records and to inspect the Company's facilities during normal business hours.

(b) The Company shall, and shall cause its Subsidiaries to, provide any Governmental Authority having regulatory examination authority over (i) a Member, (ii) any of the members, shareholders or partners of any Member or (iii) any Affiliate of any Person listed in clauses (i) and (ii) (any such Governmental Authority, a "Regulator"), reasonable access to (and copies as requested of) the Company's or its Subsidiaries' records, accounts, files, programs or systems.

(c) Each Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in connection with the inspections pursuant to this Section 10.3 relating to such Member; provided, that the Company shall be responsible for any out-of-pocket costs and expenses incurred in connection with an inspection by a Regulator if such inspection was a direct result of an action or failure to act by the Company or any Subsidiary of the Company.

10.4 Operating Expenses. The Company shall pay all current expenses, including administrative expenses and fees, before any Distributions may be made to the Members. Appropriate reserves may be determined and charged to the Members (in accordance with generally accepted accounting principles) for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Managing Member.

Article XI
Tax Matters

11.1 Tax Returns and Reports. The Managing Member shall be responsible for timely filing or causing to be filed all tax returns and reports of the Company and its Subsidiaries.

11.2 Fiscal Year. The Company's "Fiscal Year" shall be January 1 to December 31.

Article XII
Transfer Restrictions

12.1 Restriction on Transfers. Each Member may Transfer any and all of such Member's Units at any time to any Person; provided that such Member shall obtain written consent of the Managing Member to such Transfer prior to the consummation of such Transfer. Notwithstanding the foregoing, a Member may not Transfer any Units to the extent such Transfer would result in (a) a violation of the Securities Act or any other Applicable Law, (b) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, or (c) the Company being required to register as an investment adviser under state or federal securities laws.

12.2 Amendment of Schedules. In the event of any Transfer of Units in accordance with this Article XII, the Managing Member shall amend Schedules 1, 2 and 3 to appropriately reflect such Transfer.

Article XIII
Term and Dissolution

13.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved pursuant to Section 13.2.

13.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of:

(i) the election to dissolve the Company made by the Managing Member;

(ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act;

(iii) the withdrawal, expulsion, Bankruptcy, or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the Act; and

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Managing Member. In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets.

13.3 Application and Distribution of Assets. Upon windup of the Company, the Company shall distribute its assets as follows: (a) first, to creditors of the Company, including Members who are creditors, to the extent permitted by Applicable Law, whether by payment or the making of reasonable provision for the payment thereof, and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof, (b) second, to the Members and former Members in satisfaction of liabilities under the Act for distributions to such Members, and (c) third to the Members in accordance with their respective Percentage Interests.

13.4 Termination of the Company. The separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIII, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the Act.

Article XIV
General Provisions

14.1 Entire Agreement; Integration. This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

14.2 Amendments. The terms and provisions of this Agreement may be modified or amended at any time by the prior written consent of Holdco; provided, however that (a) any amendment to the Agreement that materially and adversely affects the material rights of any Member disproportionately to the other Members shall also require the prior written consent of such affected Member, which consent shall not be unreasonably withheld or delayed and (b) the Managing Member may amend Schedules 1, 2 and 3 from time to time so as to accurately reflect the information contained thereon upon (i) the admission of a new Member, (ii) the withdrawal of a Member, (iii) any change in the number or class of Units owned by a Member, (iv) any change in the address of a Member as the Company is notified by such Member, (v) any change in the address of the principal office of the Company, (vi) issuance of Additional Units and (vii) any change in a Percentage Interest of a Member.

14.3 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

14.4 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth in Schedule 2 and Schedule 3, as applicable, (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.4).

14.5 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

14.6 Governing Law; Waiver of Jury Trial.

(a) All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(b) EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.7 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 14.4 shall be effective service of process for any suit, action or other proceeding brought in any such court.

14.8 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

14.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

14.10 Survival. The provisions of Sections 6.1, 6.6(c) (as it relates to any expenses incurred prior to the termination of this Agreement), 6.6(e), 6.6(f), 10.3, 10.4 and Article VII (as it relates to any actions taken prior to the termination of this Agreement), Article XIII and this Article XIV shall survive the termination of this Agreement for any reason, whether as a result of a merger, combination or otherwise, and shall remain an obligation of the Company or any successor entity regardless of any merger, combination or any other transaction taking place. All other rights and obligations of the Members shall cease upon the termination of this Agreement.

14.11 Assignment. This Agreement shall not be assigned or transferred by any party, in whole or in part, except in conjunction with any Transfer permitted pursuant to Article XII.

14.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

14.13 Third Party Beneficiaries. Except for the rights of Covered Persons pursuant to Article VII of this Agreement, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

14.14 Applicable Approvals. Each party shall, if applicable, give any notices to, make any filings or submissions with, and use its commercially reasonable efforts to obtain at the earliest practical date any authorizations, consents or approvals of, and/or expiration of applicable waiting periods imposed by, any Governmental Authorities which are necessary to consummate the transactions contemplated hereunder. Each party shall furnish to the other parties such necessary information and reasonable assistance and cooperation as such other parties may request in connection with the foregoing. The parties shall use commercially reasonable efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings or actions. The parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and use commercially reasonable efforts to comply promptly with any such inquiry or request

14.15 Further Assurance. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the date first written above.

MEMX HOLDINGS LLC

DocuSigned by:
Jonathan Kellner
By: A28229926055420...
Name: Jonathan Kellner
Title: Chief Executive Officer

The undersigned, MX2 LLC, hereby agrees to perform and abide by all the provisions of this Limited Liability Company Agreement to be performed by or which are applicable to it.

MX2 LLC

by its Managing Member,
MEMX HOLDINGS LLC

DocuSigned by:
Jonathan Kellner
By: A28229926055420...
Name: Jonathan Kellner
Title: Chief Executive Officer

Schedule 1

Number of Units and Percentage Interests as of the Effective Date

Name of Member	Number of Units	Percentage Interest
MEMX Holdings LLC	1,000	100%
Total:	**1,000**	**100%**

Schedule 2

Addresses of Members for Notices

Managing Member:

MEMX Holdings LLC
382 NE 191st Street, Suite 92178
Miami, FL 33179
Attn: Jonathan Kellner

Schedule 3

Principal Office of the Company

Notices to the Company should be provided to:

MX2 LLC
382 NE 191st Street, Suite 92178
Miami, FL 33179
Attn: Jonathan Kellner
Email:jkellner@memx.com